SAFETY QUICK LIGHTING & FANS CORP.

One Buckhead Plaza

3060 Peachtree Road, Suite 390

Atlanta, GA 30305

Tel: (770) 754-4711

Via Edgar

October 17, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Krebs, Special Counsel
Kate Beukenkamp, Attorney Adviser
Emily Drazen, Esq.
Larry Spirgel, Assistant Director
Claire DeLabar, Senior Staff Accountant
Terry French, Accountant Branch Chief

Re:	Safety Quick Lighting & Fans Corp.
Registration Statement Amendment No. 3 to Form S-1
Filed August 1, 2014, as amended August 5, 2014, September 22, 2014 and October 6, 2014
File No. 333-197821

Ladies and Gentlemen:

On behalf of Safety Quick Lighting & Fans Corp. (the “Company”), we are writing to respond to the comment communicated to our counsel, Peter J. Gennuso, by Kate Beukenkamp of the Securities and Exchange Commission (the “Commission”) on October 16, 2014 regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 1, 2014, as amended August 5, 2014, September 22, 2014 and October 6, 2014 (the “Registration Statement”).

The Company hereby confirms that, as of the date hereof, there have been no material adverse effects on or results to the Company’s financial statements since the June 30, 2014 financial statements filed by the Company in the Registration Statement.

Thank you in advance for your attention to this matter. If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

SAFETY QUICK LIGHTING & FANS CORP.

/s/ James R. Hills

Name: James R. Hills

Title: Chief Executive Officer

cc:	Rani Kohen, Chairman, Safety Quick Lighting & Fans Corp.
Peter J. Gennuso, Esq.